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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                AMENDMENT NO. 1

                               ----------------

                        SHELBY WILLIAMS INDUSTRIES, INC.
                           (Name of Subject Company)

                        SHELBY WILLIAMS INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  822135 10 9
                     (CUSIP Number of Class of Securities)

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                               Paul N. Steinfeld
                      Chairman and Chief Executive Officer
                        Shelby Williams Industries, Inc.
                           150 Shelby Williams Drive
                          Morristown, Tennessee 37813
                                 (423) 586-7000
                              (423) 586-2260 (Fax)
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                               ----------------

                                 with a copy to

                               Walter Roth, Esq.
                             D'Ancona & Pflaum LLC
                       111 East Wacker Drive, Suite 2800
                            Chicago, Illinois 60601
                                 (312) 602-2020
                              (312) 602-3000 (Fax)

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated May 12, 1999 filed by Shelby Williams Industries, Inc., a Delaware corporation (the "Company") relating to the offer by SY Acquisition, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent") to purchase all of the outstanding shares of common stock, par value $.05 per share (the "Common Stock") of the Company at a purchase price of $16.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein will have the same meanings ascribed to them in the Schedule 14D-9.
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Item 8. Additional Information to be Furnished

     Item 8 is hereby amended and restated to read as follows:

     "The Company has been advised by the Federal Trade Commission that it has granted early termination of the waiting period of the Notification and Report Form filed under the HSR Act with respect to the Offer. Such early termination was effective May 25, 1999.

     Although certain statements in this Schedule 14D-1 (including the Exhibits hereto) are "forward-looking statements," Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 provides that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer."

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Shelby Williams Industries, Inc.

                                                    /s/ Walter Roth
                                          By: _________________________________
                                            Name: Walter Roth
                                            Its:  Secretary

Dated: June 3, 1999


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